Organic Plant Health, Inc.

9206 Monroe Road
Charlotte, NC 28270 USA

(704) 841-1066

February 9, 2012

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Organic Plant Health, Inc.

Registration Statement Form S-1 – Acceleration Request

File No. 333- 333-176704

Dear Sirs and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to February 10, 2012 at 5:00 p.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Organic Plant Health, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  Organic Plant Health, Inc. may not assert staff comments and the Declaration of Effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Organic Plant Health, Inc.

/s/ Billy Styles

Billy Styles, President